UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul and JetBlue Announce Codeshare Agreement

Seamless Connections from Brazil to many destinations in the US via Fort Lauderdale and Orlando

São Paulo, August 15, 2017 – Azul (B3: AZUL4, NYSE: AZUL)  today announced its new partnership with JetBlue Airways through a unilateral codeshare agreement. Azul will place its “AD” code on JetBlue flights between several destinations and JetBlue’s focus cities in Fort Lauderdale-Hollywood (FLL) and Orlando (MCO). From both Florida gateways Azul operates nonstop service to the airline’s hub at São Paulo, Brazil’s Viracopos International Airport (VCP) and Recife (REC).

Customers purchasing a codeshare itinerary will benefit from having a single ticket issued by Azul that includes flights operated by both Azul and JetBlue and the customer friendly convenience of thru check-in and baggage transfer.

"The agreement with JetBlue is an important addition to Azul's international portfolio, expanding our service to popular destinations served by JetBlue. Our customers can now make fast and convenient connections to several cities in the US, such as Boston and New York (JFK).”, said David Neeleman, Founder and Chairman of Azul. “I am extremely proud that both Azul and JetBlue are in the top 5 of the worlds’ best airlines as rated by TripAdvisor so I am very excited to be able to bring these industry leading services together for our customers."

“We’re pleased that customers booking Azul travel will be able to benefit from convenient connections through JetBlue’s growing list of destinations from our Florida focus cities,” said Robin Hayes, president and CEO, JetBlue.

Azul is Brazil's largest airline by number of destinations served with more than 100 cities served in Brazil and abroad. In 2017, Azul was elected as the world’s third best airline by TripAdvisor and was named for the seventh consecutive time by Skytrax World Airline Awards as the "Best Low-Cost Airline in South America" and for the second time as the “Best Staff in South America”.

Azul offers more than 40 channels of free live TV on its flights in Brazil as well as free unlimited snacks and drinks. On international flights, operated by A330 jets, Azul offers sophisticated comfort in three classes of service – Azul Business, with lie-flat seats and direct aisle access, Economy Extra and Economy, with modern entertainment such as the Panasonic eX3 IFE system, mood lighting and the ultra-innovative SkySofa where 4 seats convert into a comfortable and spacious sofa in the sky.

JetBlue has approximately 1.000 daily flights to 101 cities in the United States, the Caribbean and Latin America. It is the leading airline in Boston, Fort Lauderdale, Los Angeles, Orlando and San Juan, and has New York as its hub of operations. JetBlue carries an average of 38 millions of customers annually. Like Azul, JetBlue offers snacks and beverages at no additional cost as well as live TV and more legroom in seats.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 102 destinations. With a fleet of 123 aircraft and more than 10,000 crewmembers, the company has a network of 202 non-stop routes as of June 30, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the seventh consecutive time by Skytrax in 2017, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

About JetBlue Airways

JetBlue is New York's Hometown Airline®, and a leading carrier in Boston, Fort Lauderdale-Hollywood, Los Angeles (Long Beach), Orlando, and San Juan. JetBlue carries more than 38 million customers a year to 101 cities in the U.S., Caribbean, and Latin America with an average of 1,000 daily flights. For more information please visit jetblue.com.

Azul Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 15, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer